Exhibit 99.1

TMX, NYSE — HBM

2014 No. 42

Hudbay and Augusta Announce Completion of Amalgamation

Toronto, Ontario, September 23, 2014 — HudBay Minerals Inc. (“Hudbay”, the “company”) (TSX, NYSE:HBM) and Augusta Resource Corporation (“Augusta”) today announced the completion of the amalgamation of Augusta and an indirect, wholly-owned subsidiary of Hudbay.  As a result of the amalgamation, which was approved by more than 99.99% of the votes cast by both all shareholders of Augusta and shareholders of Augusta entitled to vote in the determination of minority approval of the amalgamation in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, Augusta now is a wholly-owned subsidiary of Hudbay.

Effective today, Augusta common shares (“Augusta Shares”) will no longer be traded on the New York Stock Exchange; Augusta is in the process of de-listing the Augusta Shares from the Toronto Stock Exchange and the Frankfurt Stock Exchange. Augusta is also in the process of terminating its obligations as a reporting issuer or its equivalent under the securities laws of Canada, the United States and Germany.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher
Director, Corporate Communications
(416) 814-4373
scott.brubacher@hudbayminerals.com